COMMONGROUNDS COOPERATIVE

a Michigan nonprofit corporation

C-1 Investment Certificates

$1,070,000 Regulation Crowdfunding Offering

February 2019

A CROWDFUNDING INVESTMENT INVOLVES RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT OR ANY OTHER OFFERING MATERIALS PROVIDED TO INVESTORS.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (located at https://localstake.com/businesses/commongrounds-cooperative-cf) (the "Company Offering Profile") relate to the offer and sale of C-1 non-voting investment certificates (collectively, the "C-1 Investment Certificates") in Commongrounds Cooperative, a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, *et seq* (the "Company"). The Company is seeking to raise between a minimum of $250,000 (the "Minimum Offering Amount") and a maximum of $1,070,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the C-1 Investment Certificates. The Company owns real estate located at 416 Eighth St, Traverse City, MI 49686 (the "Property") and was formed to develop and manage a mixed-use building to be constructed on the Property (the "Project").

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the C-1 Investment Certificates (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of C-1 Investment Certificates for the Maximum Offering Amount, (ii) December 31st, 2019 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date").

The C-1 Investment Certificates are offered by the Company on a best efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Minimum Offering Amount, prior to the Termination Date. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Kingdom Trust Company (the "Escrow Agent") until the Minimum Offering Amount has been satisfied. Once the Minimum Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) the Company has provided advance written notice to Investors of at least five (5) business days, ii) the Offering has been available on the Company Offering Profile for a minimum of twenty-one (21) days, iii) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, and iv) the Escrow Account continues to meet the Minimum Offering Amount at the end of the five business day period after Investors have been notified of the closing, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Localstake Marketplace LLC (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing.

If the Minimum Offering Amount has not been received by the Company into the Escrow Account prior to the Termination Date of the Offering, no C-1 Investment Certificates will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any C-1 Investment Certificates subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for C-1 Investment Certificates at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Maximum Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Maximum Offering Amount.

If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to the Escrow Account, forty-eight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the Escrow Account. Investors may cancel their investment commitment in the C-1 Investment Certificates, using the methods made available on the Company Offering Profile, and have their investment funds returned (if applicable) for any reason prior to up to forty-eight (48) hours after the Closing applicable to the Investor's investment. If an Investor has not canceled his, her or its investment commitment in the C-1 Investment Certificates prior to such deadline, the Investor's subscription for the C-1 Investment Certificates shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the C-1 Investment Certificates, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The C-1 Investment Certificates will be offered and sold only to persons whose investment in the C-1 Investment Certificates, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $500.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or Minimum Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for location buildout and paying down existing debt, as explained in further detail on the Funding tab of the Company Offering Profile.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the C-1 Investment Certificates will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer, but may also be made by check or domestic wire. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Localstake Marketplace LLC's services in connection with the Offering, Localstake Marketplace LLC shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For Minimum Offering Amount
- Gross Proceeds: $250,000
- Estimated Placement Fee: $11,000
- Net Proceeds: $241,500

For Maximum Offering Amount
- Gross Proceeds: $1,070,000
- Estimated Placement Fee: $52,000
- Net Proceeds: $1,028,700

(1) Estimated placement fee payable by the Company to Localstake Marketplace LLC. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the C-1 Investment Certificates in the Offering. The resulting aggregate Placement Fee will be discounted by a $1,500 Offering Preparation fee paid prior to the Offering.

DISCLOSURES

An investment in the C-1 Investment Certificates is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the C-1 Investment Certificates should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the C-1 Investment Certificates is appropriate.

The C-1 Investment Certificates have not been registered under the Securities Act

The C-1 Investment Certificates offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a) (6) and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). The investment contemplated by the C-1 Investment Certificates has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The C-1 Investment Certificates will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the C-1 Investment Certificates and no such market is expected to develop

The C-1 Investment Certificates are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the C-1 Investment Certificates during the one-year period beginning when the C-1 Investment Certificates were issued, unless the C-1 Investment Certificates are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term â€œmember of the family of the Investor or the equivalentâ€ includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term â€œspousal equivalentâ€ means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the C-1 Investment Certificates to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and is being furnished solely for your use in connection with the Offering

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new real estate development. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the C-1 Investment Certificates. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment

The offer of the C-1 Investment Certificates by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the C-1 Investment Certificates are fully set forth in the Offering Materials

The terms, conditions and restrictions of the C-1 Investment Certificates are fully set forth in the Membership Agreement, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Membership Agreement. In the event that any of the terms, conditions, or other provisions of the Membership Agreement are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the C-1 Investment Certificates shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the C-1 Investment Certificates is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, within a reasonable amount of time upon receiving a request, at reasonable times and in the manner determined by the Company, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

No operating history

The Company was formed in March 2018 and has no previous operating history or past financial information. The Company has not generated any income to date. The Project is currently in an early phase of construction and is not generating rental income. Due to the Company's lack of operating history and the development status of the Project, the Company is unable to forecast its income with any assurance of accuracy. Therefore, we cannot provide any assurance that the Company will be able to achieve projected income levels or projected interest payments to Investors.

No assurances of sufficient financing; Additional capital may be required

Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company reserves the right to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company, could require the Company to terminate its operations, and Investors could lose all, or a significant portion of, their investment. Additionally, any new financing that might hereafter be issued by the Company may carry certain rights and privileges senior to those of the Investors in C-1 Investment Certificates and may negatively impact the Investors in C-1 Investment Certificates.

Control of the Company

The Directors comprising the Company's Cooperative Board will have management authority over the majority of the operations of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have limited rights to vote with respect to the management and limited ability to participate in many decisions regarding management of the Company's business. In addition, Investors should be aware that the Cooperative Board has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

The Company is obligated to indemnify its management

Directors of the Company owe certain duties to the Company they serve in connection with the use of its assets. Directors are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify Directors of the Company for actions or omissions to act by such Directors of the Company on behalf of the Company that are authorized under the organizational documents of the Company. There are very limited circumstances under which the Directors of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Existing trademarks have been issued for the name 'Commongrounds' for real-estate related purposes. For this reason or others, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the

Company.

No audited financial statements

The Company has not yet sought to have its financial information audited by an independent certified public accountant and there is no assurance that it will do so in the future. All financial information provided in the Offering Materials has been prepared by the Company's management team and has not been reviewed or compiled by an independent accounting firm.

Sufficient insurance coverage

The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Need for additional financing

The Company is looking to raise $11,735,864 in additional equity, long-term debt and grant financing for the Project outside of this Offering. If the Company's gross proceeds from this Offering and other financing sources do not cover estimated Project costs, completion of the Project may be delayed indefinitely, jeopardizing the Company's ability to make distributions to Investors.

Dependence on a single income producing asset

The Project is expected to be, for the foreseeable future, the Company's only asset. As a result, the Company will not have diversified sources of revenue. The prospects of the Company depend upon the Project maintaining its occupancy, rental, and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Project and its ability to meet debt service obligations. These include, but are not limited to:

- Changes in the general economic climate and market conditions of the United States and Traverse City, MI;
- Changes in the occupancy or rental rates of the Project;
- A failure to lease the Project in accordance with the projected leasing schedule;
- Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Project difficult;
- Unanticipated increases in real estate taxes and other operating expenses;
- Competition from other similar housing and commercial properties;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and
- Uninsured losses including possible acts of terrorism or natural disasters.

Due to the lack of diversification, any one or more of the preceding factors could materially adversely affect the value of the Project. If the value of the Project were to decrease and the Company were to choose to sell the Project, liquidate and distribute its remaining assets after paying creditors, Investors might not recover the amount of their investment, if Investors were to receive any funds at all.

Dependence on rental income

The Company's income and operating results may vary significantly from projected amounts and fluctuate substantially from month to month due to several factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations, include:

- Unexpected expenditures for development, construction and other expenses;
- Lease price reductions by the Company, regulations or its competitors or changes in how rent is priced;
- Actual leasing income could be lower than projected rental income due to lower than expected rental demand;
- A Tenant may terminate a lease early;
- Collection of rent may occur in a subsequent year than the year projected due to the requirement or the failure of a Tenant to make rent payments when due;
- Actual expenses could be in excess of projected expenses;
- Changes in the demand for or supply of competitive properties;
- Environmental controls and other governmentally imposed restrictions;
- Changes in state or local tax rates and assessments;
- Changes in general or local economic conditions and acts of God or other calamities;
- The Company's ability to attract, train and retain qualified personnel;
- Change in federal or state laws and regulations;
- Timing and number of strategic relationships that are established;
- Loss of key business partners.

Any projections of the Company's future operating costs will be based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined in this section, the actual results of the Company's future operations can be expected to be different from those projected and such differences may have a material adverse effect on the Company's prospects, business or financial condition.

Any projections that prepared or provided by the Company will not be prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results. The cautionary statements made should be read as being applicable to all related forward-looking statements wherever they appear.

General real estate industry risks

The Company will be subject to all the risks inherent in developing and investing in real estate assets. A major risk of owning real estate is the possibility that the Project will not generate sufficient rental income or other income to meet expenses, including debt service or other required payments, or will decrease in value. Additional risks may include, without limitation, general and local economic and social conditions, the supply and demand for comparable properties, energy shortages and costs, declines in neighborhood property values, changes in tax, zoning, building, environmental and other applicable laws, real property tax rates, changes in interest rates and the availability of mortgage funds which may render the sale of properties difficult or unattractive. Such risks also include fluctuations in operating expenses, which could adversely affect the ability of the Company to meet debt service obligations. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the Company.

Environmental liabilities

Federal, state and local laws may impose liability on a property owner for releases, or the otherwise improper presence on the premises, of hazardous substances without regard to fault or knowledge of the presence of such substances. A property owner may be held liable for environmental releases of such substances that occurred before it acquired title and that are not discovered until after it sells the Property. Although the Company has had an environmental assessment of the Property performed, if any hazardous substances are found at any time on or around the Property, the Company may be held liable for all cleanup costs, fines, penalties and other costs regardless of whether it owned that Property when the releases occurred or the hazardous substances were discovered. If losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the Project may be substantially affected. In an extreme case, the Project may be rendered worthless, or the Company may be obligated to pay cleanup and other costs in excess of the value of the Project.

Phase I and Phase II environmental assessments have been completed for the property. A Baseline Environmental Assessment was submitted to the Michigan Department of Environmental Quality and Commongrounds is not expected to be held liable for hazardous substances identified and reported in the BEA, pursuant to state and federal environmental laws. Subject to state approval, Commongrounds has been allocated brownfield funding to assist with any environmental cleanup required onsite.

Investments in property requiring substantial construction carry significant risks

Because the Property requires substantial construction, there are additional risks relating to the nature of such construction efforts. Construction risks include, but are not limited to, the timeliness of the project's completion, the integrity of appraisal values, and the length of the ultimate construction process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all available financing has already been expended, then in the event of a default the Company may in some instances borrow significant additional funds to complete the construction work. Any such investment could potentially require that it be repaid by the Company prior to the Investors receiving any distributions on their investment; in such event, the ability of the Investors to realize a return on their investment would be materially adversely affected. Investments involving properties with such development or significant rehabilitation business plans have an increased risk of failure.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the C-1 Investment Certificates being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the C-1 Investment Certificates being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the C-1 Investment Certificates being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their C-1 Investment Certificates for an indefinite period.

Restrictions on transferability

The C-1 Investment Certificates offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). As a result, the C-1 Investment Certificates are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the C-1 Investment Certificates during the one-year period beginning when the C-1 Investment Certificates were issued, unless the C-1 Investment Certificates are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the C-1 Investment Certificates being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the C-1 Investment Certificates. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

The Company anticipates borrowing additional debt senior to the C-1 Investment Certificates

The Company plans to secure a senior bank loan from 4Front Credit Union of up to $8,700,000 (the "Senior Lender", and the "Senior Loan", respectively), which imposes certain conditions on the Company. Any Senior Loan documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the Senior Lender may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company.

Additionally, the Company has issued a class of securities with rights and return provisions senior to those being issued to the Investors in this Offering. In the event that the Company does not generate sufficient revenues from operations, or otherwise has insufficient capital to fund the return provisions of the senior equity securities and the C-1 Investment Certificates, Investors may receive a limited return or no return at all.

Purchase price of the C-1 Investment Certificates may not reflect the value of the C-1 Investment Certificates

The offering price of the C-1 Investment Certificates has been established by the Manager of the Company and is not necessarily indicative of the value of the C-1 Investment Certificates or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the C-1 Investment Certificates.

Investor's ability to withdraw their capital contributions is limited

Investors may not withdraw their capital contributions, except as provided for under the C-1 Investment Certificates, which is contingent upon the Company having means to refinance the withdrawn capital. Otherwise, Investors will be entitled to receive a return of their capital contributions only through distributions in accordance with the C-1 Investment Certificate. The only source of funds for the repayment of Investors' capital contributions is the Company's operations. In the event that Company does not generate sufficient cash flow from operations, or is otherwise unable to refinance, the Investors may not receive a return of their capital contributions.

Investors may be negatively impacted by future offerings, financings, or acquisitions

The issuance or sale of additional C-1 Investment Certificates or other securities of the Company in connection with acquisitions or additional rounds of financing may negatively impact Investors. Subsequent investors may demand and receive terms more favorable than the terms of the C-1 Investment Certificates in this Offering. Please see the Capitalization of the Company section for detail on additional capital raised or to be raised, which may have a negative impact on the C-1 Investment Certificates being offered in this Offering. Since this Company is a non-stock Company, incentive shares cannot be issued and thus do not have an effect on Investors.

Additional corporate actions may have a negative impact on Investors

Approval of the Investors is not required in order for the Company to raise additional capital or enter into any other material transactions. In addition to raising additional capital, if the Company were to repurchase securities and there were fewer C-1 Investment Certificates outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If the Company does not have enough cash to operate and grow, the Company may not be able to meet its obligations in the C-1 Investment Certificates, which may result in an entire loss of your investment. The Company cannot predict the market value of its assets, and the proceeds of an asset sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The Company currently has negative net worth (liabilities exceed assets) and it is unlikely that in the near term, a sale of its assets would result in a premium that is significant enough over book value to generate a return to Investors.

General tax considerations

Investors in the C-1 Investment Certificates are urged to consult their tax advisors concerning the federal, state, local and foreign income tax consequences of acquiring, owning, and disposing of, the C-1 Investment Certificates as well as the application of state, local and foreign income and other tax laws. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the Offering of the C-1 Investment Certificates by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Nothing in these Offering Materials shall be deemed tax or legal advice by the Company or its members.

RELATED PARTIES AND CONFLICTS OF INTEREST

Related entities

The Company is subject to various conflicts of interest arising out of its relationship with an affiliated entity, Commongrounds, LLC (the "Affiliate"), a real estate LLC owned by the Company and investors. Certain Members and Directors of the Company are also owners in the Affiliate. The Company and the Affiliate are co-owners of the Property. Because the Company and the Affiliate were organized by the Directors of the Company, these conflicts will not be resolved through arms-length negotiations, but through the exercise of the Cooperative Board's judgment and the Company's investment objectives and policies.

Related party participation in the Offering

Any securities subscribed for by officers, directors, or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering. At the commencement of this Offering, it is not expected that the officers or directors of the Company will participate in the Offering.

Financial obligations relating to entities under common control

The Company has entered into three separate financial transactions with the Affiliate. Through the first transaction, the Company has an outstanding, unsecured debt obligation with a total outstanding obligation of $165,325.03. $100,000 of this obligation carries 0% interest, and the remaining $65,325.03 carries 15% interest per annum (beginning 1/1/2019), until it is repaid. The Company anticipates repaying this obligation through the proceeds from the Offering. This obligation constitutes the entire indebtedness of the Company to date.

In the second transaction, as part of the agreement to purchase the land from the seller, the Affiliate entered into an agreement for a $500,000 loan with the seller, which is accruing interest at a 16% interest rate from December 14, 2018 (the estimated total obligation at March 31, 2019 is $522,235). The Company has agreed to pay off this obligation of the Affiliate as its capital contribution as a member of the Affiliate. The Company anticipates repaying this obligation through the proceeds from the Offering.

Lastly, the Affiliate previously raised $650,000 in equity (the "Affiliate Capital") to purchase the land for the Project, which is co-owned by the Affiliate and the Company. In return for the Affiliate Capital, the Affiliate is entitled to a 250% buyout on 75% of the capital contributed in Year 10. On the other 25% of the capital contributed, the Affiliate is entitled to annual interest payments of 7.5% and a 150% buyout in Year 10. There are no voting rights afforded to the Affiliate in association with the Affiliate capital, however the return provisions outlined herein will be senior in preference to the C-1 Investment Certificates contemplated in this Offering. If there were to be insufficient capital available to pay both the obligations to the Affiliate and the obligations to the Investors in this Offering, the Investors in this Offering may not receive a return on investment or a return of their initial capital contribution.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

To this point, the Company has been funded through membership fees and the Affiliate Capital. The Company may also be financed through outside debt or investment capital from the Members, as conducted through this Offering. The Company is a Michigan nonprofit corporation organized under the Consumer Cooperative Act, MCL 450.3100, and has elected to operate on a non-stock basis. Therefore, voting power is not determined by stock ownership, but by a Stakeholder Roles Chart as defined in the Bylaws. While certain actions of the Cooperative Board require a vote from Members of the Company, the majority of the decision-making is held at the Cooperative Board level. The Board is currently comprised of three members, Kate Redman, Chris Treter, and Richard Anderson, each with equal voting power (33.33%). Consult the Bylaws for additional information.

Previous securities offerings of the Company

The Company has not previously raised outside capital, however the Company has a concurrent private offering (the "Private Offering"), raising up to $2,000,000 through the issuance of the same C-1 Investment Certificates contemplated in this Offering, being offered under an exemption from registration using Regulation D, Rule 504. The use of funds raised in the Private Offering are for land acquisition and location buildout. The investors in the Private Offering will receive the same terms and rights as the Investors participating in this Offering.

DIRECTORS AND OFFICERS OF THE COMPANY

Kate Redman

Dates of Board Services: March 2018-Present
Principal Occupation: Corporate and Real Estate Attorney
> Employer: Commonplace/Commonplace Law
> Dates of Service: January 2017-Present
> Employer's Principal Business: Corporate Law and Operating Nonprofit Co-working/Office Space
> Title: Founder/Director
> Responsibilities: Opened and operated co-working and office space; operated legal services firm serving 100+ nonprofit/business/cooperative clients.
Positions within the Company
> Board of Directors/Officer (March 2018-Present)
> Project Director/Staff (November 2017-Present)
Other Experience
> Employer: Olson, Bzdok & Howard, PC
> Dates of Service: Partner (2016), Associate (2010-2015)
> Employer's Principal Business: Legal services
> Title: Partner, Associate
> Responsibilities: Provided legal services in areas of corporate, real estate, and municipal law. Assisted with business and client development.

Chris Treter

Dates of Board Services: March 2018-Present
Principal Occupation: Small Business Owner
> Employer: Higher Grounds Trading Company; On the Ground (Non-profit)
> Dates of Service: 2002-Present
> Employer's Principal Business: Import, manufacture, and sale of coffee; retail coffee and cafe

Title: Founder/Director

Responsibilities: Director and founder of Higher Grounds and On the Ground. Experienced Director with a demonstrated history of working in the specialty coffee industry. Skilled in Nonprofit Organizations, Corporate Social Responsibility, Business Planning, Sales, and Event Management. Strong professional with a Master's degree focused in Organizational Management for Social Change from School for International Training.

Positions within the Company

Board of Directors/Officer (March 2018-Present)

Project Development (January 2017-Present)

Richard Anderson

Dates of Board Services: October 2018-Present

Principal Occupation: Small Business Owner

Employer: Iron Fish Distillery

Dates of Service: 2015-Present

Employer's Principal Business: Farm distillery, manufacture and sale of craft spirits

Title: Founder, Chief Operations

Responsibilities: Operations Director and Founder. Oversees and responsible for operations and development of company.

Positions within the Company

Board of Directors/Officer (October 2018-Present)

Other Experience

Employer: Integral Assets Consulting

Dates of Service: 2010-Present

Employer's Principal Business:A consulting firm providing organizational development and strategic planning services to nationally recognized commercial social ventures, corporate and community foundations and private companies.

Title: Founder, Director

Responsibilities: Director and consultant on strategy, community change, and business development and technology commercialization for commercial, technology and impact enterprises. He mentored early stage companies commercializing new technologies sponsored by the MTEC SmartZone and Michigan Tech and a founder of Innovation Shore Angel Network a newly organized angel seed fund operating in the Upper Peninsula and he helped to establish the Innovate Marquette Smart Zone.

PENDING LITIGATION

Although management is unaware of any threatened or pending litigation against the Company or management, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of a lawsuit.

ONGOING REPORTING

In addition to the Information Rights provided to investors under the C-1 Investment Certificates, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: http://www.commongrounds.coop/investor_reports

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the C-1 Investment Certificates issued in this Offering, including payment in full of the C-1 Investment Certificates; or
5. the Company liquidates or dissolves its business in accordance with state law.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at https://localstake.com/businesses/commongrounds-cooperative-cf. All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Localstake or the Company at its principal office listed below.

Localstake Marketplace LLC
1010 Central Ave., Suite C
Indianapolis, IN 46202
Telephone: 317-602-4793
CRD# 162726
SEC# 8-69063
support@localstake.com
www.localstake.com

COMMONGROUNDS COOPERATIVE
Attn: Kate Redman
425 Boardman Ave, Suite C
Traverse City, Michigan, 49684
hello@commongrounds.coop
(517)-525-0810